FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 21, 2006

Item 3: News Release:

A news release dated and issued on November 21, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Phase 9A $1,100,000 Exploration Update, River Valley Platinum Group Metals Project, Sudbury, Ontario.

Item 5: Full Description of Material Change:

November 21, 2006, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to update shareholders on the River Valley PGM Project, Sudbury, Ontario.  The $1.1 million Phase 9A budget is nearing completion.  The objective was to extend the Platinum Group Metal (‘PGM’) mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization.

Detailed 1: 5,000 scale geological mapping and prospecting in the target zones south-west of the current indicated resource has outlined a 400-plus m wide interval of olivine gabbronorite and leucogabbro/gabbro units from which scattered significant PGM grades have been obtained.

Compilation and reinterpretation continued throughout October and detailed follow up work on these areas (see attached geological map) is proposed for early 2007.

The style of mineralization at the Phase 9A zone is different from those at the defined resources at Dana, Lismer and Varley.

Over 220 samples were collected from new areas in the River Valley Intrusion (RVI) during October, with 2,334 for the year.  Channel sampling at 1 meter, produced significant assay results (Table 1).  Follow up work is in progress to determine the extent of mineralization by extending the channel sampling, and to delineate drill targets.  Significant base metal and PGM values (>250 ppb) from grab sampling are presented in Table 2, with palladium:platinum ratios assaying as high as 1:4 (Boulder Road) in comparison to the 1:1 ratio assayed for PGM mineralization within the RVI.  The average for the current resource (contact zone) is Pd:Pt 3:1.  These results are encouraging and a drill program will be proposed to further test mineralization.

Table 1:  Significant channel sample assay results

Area	Host Rock	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)
Dragon	Leucogabbro	101	380	280	761	53	723
Dragon	Leucogabbro	69	110	116	295	36	417
Dragon	Leucogabbro	53	320	241	614	47	428
Dragon	Leucogabbro	14	220	154	388	67	144
Dragon	Leucogabbro	26	750	533	1309	33	204
Dragon	Gabbro	46	580	542	1168	36	123
Dragon	Anorthositic Gabbro	63	130	213	406	36	425
Dragon	Olivine Gabbro	19	190	289	498	78	627
Dragon	Leucogabbro	13	170	219	402	43	232
Dragon	Leucogabbro	20	160	196	376	44	274
Dragon	Mafic Layer	11	120	157	288	46	336
Dragon	Gabbro	53	810	769	1632	71	774
Dragon	Anorthositic Gabbro	40	80	136	256	94	893
Dragon	Anorthositic Gabbro	15	220	334	569	33	346
Dragon	Gabbro	102	450	474	1026	73	695
Dragon	Gabbro	33	440	252	725	30	254
Dragon	Gabbro	42	330	305	677	25	439
Dragon	Gabbro	43	330	265	638	35	543
Dragon	Gabbro	34	100	80	214	68	416
Boulder	Leucogabbro	4	220	21	245	265	69
Boulder	Anorthositic Gabbro	10	320	370	700	37	161
E.Casson	Gabbro	15	230	152	397	21	136
E.Casson	Gabbro	7	170	112	289	14	57
E.Casson	Gabbro	7	130	102	239	13	64
E.Casson	Gabbro	6	140	111	257	10	49
E.Casson	Gabbro	11	140	126	277	12	67
E.Casson	Gabbro	8	140	110	258	15	32
E.Casson	Gabbro	4	140	88	232	19	27
E.Casson	Gabbro	11	120	88	219	12	152
E.Casson	Gabbro	40	690	559	1289	18	228
E.Casson	Gabbro	18	100	102	220	16	254
E.Casson	Gabbro	28	160	127	315	15	72
E.Casson	Gabbro	26	160	150	336	14	206
E.Casson	Gabbro	31	100	107	238	22	147
E.Casson	Gabbro	35	110	79	224	10	113
E.Casson	Gab Mix	79	130	106	315	13	52
E.Casson	Gabbro	6	110	88	204	15	69
E.Casson	Gabbro	14	110	109	233	15	148
E.Casson	Gabbro	20	210	256	486	16	166
E.Casson	Gabbro	11	140	133	284	14	62

Table 2:  Significant grab sample assay results

Area	Host Rock	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)
Boulder Road	Gabbro	23	320	80	423	41	242
Boulder Road	Gabbro	2	400	50	452	8	32
Boulder Road	Gabbro	57	230	413	700	1370	143
Boulder Road	Gabbro	89	610	162	861	341	341
Boulder Road	Gabbro	8	1920	787	2715	22	127
Boulder Road	Olivine Gabbro	39	160	132	331	401	16
Boulder Road	Olivine Gabbro	4	260	112	376	47	59
Boulder Road	Pyroxenite	7	130	117	254	7	23
Dragon	Anorthositic Gabbro	27	140	139	306	184	33
Dragon	Anorthositic Gabbro	34	170	158	362	180	40
Dragon	Anorthositic Gabbro	13	270	185	468	195	24
Dragon	Anorthositic Gabbro	66	290	336	692	664	50
Dragon	Anorthositic Gabbro	10	400	360	770	213	23
Dragon	Anorthositic Gabbro	57	470	314	841	26	301
Dragon	Anorthositic Gabbro	90	2160	2990	5240	459	60
Dragon	Gabbro	32	100	130	262	49	270
Dragon	Gabbro	9	120	147	276	103	39
Dragon	Gabbro	4	170	185	359	70	12
Dragon	Gabbro	1	260	199	460	<1	<1
Dragon	Gabbro	18	320	670	1008	334	20
Dragon	Olivine Gabbro	65	220	261	546	204	61
Dragon	Olivine Gabbro	76	160	406	642	197	94
Dragon	Olivine Gabbro	142	1790	1390	3322	291	51
E. Casson	Anorthositic Gabbro	11	160	94	265	108	17
E. Casson	Anorthositic Gabbro	10	330	286	626	53	23
E. Casson	Gabbro	6	110	137	253	13	68
E. Casson	Gabbro	10	150	118	278	14	83
E. Casson	Gabbro	10	150	120	280	25	236
E. Casson	Gabbro	8	170	166	344	123	23
E. Casson	Gabbro	5	170	233	408	75	17
E. Casson	Gabbro	9	440	237	686	141	12
Lismer Road	Anorthositic Gabbro	3	140	147	290	12	63
Lismer Road	Anorthositic Gabbro	1	210	130	341	6	8
Lismer Road	Gabbro	5	90	156	251	14	48
Lismer Road	Gabbro	11	130	113	254	136	25
Lismer Road	Gabbro	3	160	103	266	6	26
Lismer Road	Gabbro	15	150	101	266	6	37
Lismer Road	Gabbro	1	180	92	273	8	7
Lismer Road	Gabbro	2	40	231	273	65	22
Lismer Road	Gabbro	16	190	78	284	43	319

Area	Host Rock	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)
Lismer Road	Gabbro	2	140	150	292	5	10
Lismer Road	Gabbro	11	180	140	331	35	369
Lismer Road	Gabbro	2	200	146	348	6	8
Lismer Road	Gabbro	16	140	209	365	1200	431
Lismer Road	Gabbro	6	310	170	486	181	80
Lismer Road	Gabbro	1	260	118	379	10	5
Lismer Road	Gabbro	17	660	226	903	18	102
Lismer Road	Olivine Gabbro	4	130	123	257	53	18
Lismer Road	Olivine Gabbro	6	180	170	356	55	129
Road	Diabase	152	160	163	475	1500	419
Road	Diabase	211	200	196	607	2030	331
Road	Diabase	341	260	287	888	3050	704
Road	Diabase	409	380	382	1171	3700	209
Road	Diabase	417	380	405	1202	3430	872
Road	Diabase	425	460	442	1327	4080	1280
Road	Gabbro	320	320	269	909	2570	651
Road	Gabbro	850	550	553	1953	5560	1650
Road	Pyroxenite	5	300	261	566	20	85
Road	Pyroxenite	16	910	1020	1946	18	55

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  Current River Valley Resource stands at: Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). PFN is the Project Operator.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata plc (formally Falconbridge Ltd.). An extensive geophysical and ground proofing exploration program and a joint pulse EM survey was recently completed and the results are pending.  PFN has expended approximately $1.6 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program has commenced.

On August 1, 2006, PFN announced that it entered into a Cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the province of Quebec. SOQUEM INC. is a wholly owned subsidiary of the Société générale de financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On November 17, 2006, PFN announced that Stillwater Mining Company (NYSE: SWC) invested $2 million in PFN. Stillwater Mining Company is the only U.S. producer of palladium and platinum and is the largest primary producer of platinum group metals outside of South Africa and Russia.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006 / 07.  The Company will have approximately $4.2 million in working capital and no debt after the completion of the Stillwater placement.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of November 2006.